Exhibit 99.1

Galmed Pharmaceuticals Reports First Quarter 2023 Financial Results

TEL AVIV, Israel, June 1, 2023 /PRNewswire/ —Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for liver and fibro-inflammatory diseases reports financial results for the three months ended March 31, 2023.

Recent Developments

●	Initiated a new clinical program to evaluate its lead compound, Aramchol meglumine for the treatment of Primary Sclerosing Cholangitis (PSC), a rare disease for which there is no approved treatment;
●	Phase 2 proof of concept PSC study to be conducted in collaboration with the Stravitz-Sanyal Institute for Liver Disease and Metabolic Health Virginia Commonwealth University;
●	Formed a strategic partnership with Onkai, Inc., leading an investment round of $6 million in Onkai, an AI-powered digital platform that facilitates health equity in underserved communities across the US, Enabling faster and diverse enrollment to clinical trials.
●	The Company is discontinuing its evaluation of strategic alternatives; and
●	Nasdaq notified the Company that it regained compliance with the Nasdaq minimum bid price rule.

Financial Summary – First Quarter 2023 vs. First Quarter 2022:

●	Cash and cash equivalents, short term deposit, restricted cash and marketable debt securities totaled $12.2 million as of March 31, 2023, compared to $13.8 million at December 31, 2022.
●	Net loss amounted to $1.8 million, or $1.09 per share, for the three months ended March 31, 2023, compared to a net loss of $6.1 million, or $3.67 per share, for the three months ended March 31, 2022.
●	Research and development expenses amounted to approximately $1.1 million for the three months ended March 31, 2023, compared to approximately $4.8 million for the three months ended March 31, 2022. The decrease resulted primarily from a decrease in clinical trial expenses.
●	General and administrative expenses amounted to approximately $0.9 million for the three months ended March 31, 2023, compared to approximately $1.3 million for the three months ended March 31, 2022. The decrease in general and administrative expenses for the three months ended March 31, 2023 resulted primarily from a decrease in share based compensation and professional services expenses.
●	Financial income, net amounted to approximately $0.2 million for the three months ended March 31, 2023, compared to financial expense of $0.05 million for the three months ended March 31, 2022.

About Galmed Pharmaceuticals Ltd.

We are a clinical stage biopharmaceutical company focused on the development of Aramchol for liver and fibro-inflammatory diseases. We have focused almost exclusively on developing Aramchol for the treatment of NASH and are currently developing Aramchol for PSC and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of liver disease. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Galmed’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the timing and cost of Galmed’s planned PSC clinical trial and our pivotal Phase 3 ARMOR trial, or the ARMOR Study (if re-initated) or any other pre-clinical or clinical trials; completion and receiving favorable results of our planned PSC clinical trial and our the ARMOR Study for Aramchol (if re-initiated) or any other pre-clinical or clinical trial; the impact of the COVID-19 pandemic; regulatory action with respect to Aramchol or any other product candidate by the FDA or the EMA; the commercial launch and future sales of Aramchol or any other future products or product candidates; Galmed’s ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which it seeks to market the product; Galmed’s ability to achieve favorable pricing for Aramchol or any other product candidate; Galmed’s expectations regarding the commercial market for NASH patients or any other indication; third-party payor reimbursement for Aramchol or any other product candidate; Galmed’s estimates regarding anticipated capital requirements and Galmed’s needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; and Galmed’s expectations regarding licensing, acquisitions and strategic operations/. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the SEC on March 29, 2023, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

	As of	As of
	March 31,	December 31,
	2023	2022
	Unaudited	Audited
Assets

Current assets
Cash and cash equivalents	$1,672	$2,016
Short term deposit	754	-
Restricted Cash	114	114
Marketable debt securities	9,726	11,769
Other receivables	568	825
Total current assets	12,834	14,724

Right of use assets	176	223
Property and equipment, net	105	114
Investment in convertible loan	1,676	1,500
Total non-current assets	1,957	1,837

Total assets	$14,791	$16,561

Liabilities and stockholders’ equity

Current liabilities
Trade payables	$2,266	$2,560
Other payables	535	534
Total current liabilities	2,801	3,094

Non-current liabilities
Lease obligation	$-	$44
Total non-current liabilities	-	44

Ordinary shares par value NIS 0.01 per share; Authorized 20,000,000; Issued and outstanding: 1,680,232 shares as of March 31, 2023 and December 31, 2022*)	70	70
Additional paid-in capital	200,435	200,138
Accumulated other comprehensive loss	(645)	(745)
Accumulated deficit	(187,870)	(186,040)
Total stockholders’ equity	11,990	13,423

Total liabilities and stockholders’ equity	$14,791	$16,561

*) Retroactively adjusted to reflect the reverse split

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended
	March 31,
	2023	2022
Research and development expenses	$1,083	$4,796

General and administrative expenses	919	1,296

Total operating expenses	2,002	6,092

Financial (income) expense, net	(172)	51

Net loss	$1,830	$6,143

Basic and diluted net loss per share*)	$1.09	$3.67

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share*)	1,680,232	1,672,566

*) Retroactively adjusted to reflect the reverse split.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows (Unaudited)

U.S. Dollars in thousands

	Three months ended
	March 31,
	2023	2022
Cash flow from operating activities

Net loss	$(1,830)	$(6,143)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	8	9
Stock-based compensation expense	297	457
Amortization of premium on marketable debt securities	10	31
Amortization of discount on long term assets	(176)	-
Interest income from short-term deposits	(4)	-
Loss from realization of marketable debt securities	32	145
Finance expenses	4	(10)
Changes in operating assets and liabilities:
Decrease in other accounts receivable	257	282
Decrease in trade payables	(294)	(36)
Increase (decrease) in other accounts payable	1	(187)
Net cash used in operating activities	(1,695)	(5,452)

Cash flow from investing activities
Purchase of available for sale securities	2,494	-
Investment in short term deposits	(750)	-
Consideration from sale of available for sale securities	(393)	6,309
Net cash provided by investing activities	1,351	6,309

Increase (decrease) in cash and cash equivalents and restricted cash	(344)	857
Cash and cash equivalents and restricted cash at the beginning of the period	2,130	2,998
Cash and cash equivalents and restricted cash at the end of the period	$1,786	$3,855

Supplemental disclosure of cash flow information:
Cash received from interest	$64	$77

CONTACT:

Guy Nehemya,

Chief Operating Officer,

Galmed Pharmaceuticals Ltd.,

investor.relations@galmedpharma.com,

+972-3-693-8448